SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: June 4, 2008

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on form S-8, File No. 333-147186.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios’ 2007 annual report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.

Recent Developments

Navios South American Logistics

Formation: On January 1, 2008, Navios Holdings contributed $112.2 million in cash and 100% ownership of its subsidiary, Corporacion Navios Sociedad Anonima, (“CNSA”), for 63.8% (67.2% excluding contingent consideration) of the outstanding stock of Navios South American Logistics Inc. (“Navios Logistics”). Navios Logistics had previously acquired 100% ownership in the Horamar Group (“Horamar”) in exchange for $112.2 million of cash (of which $5.0 million was escrowed and will be payable upon the attainment of certain EBITDA targets) and 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.

Horamar was a privately held Argentina-based group specializing in the transport and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash. In addition to the strategic value of Horamar, Navios Holdings expects this transaction to be accretive to its shareholders, both from an operating cash flow and from an earnings standpoint.

The acquisition was accounted for under the purchase method in accordance with SFAS 141.

Asset Acquisition: In May 2008, Navios Logistics has acquired a fleet for transporting dry and liquid cargo on the river in the Hidrovia Region. This fleet, consisting of 119 liquid and dry barges and vessels, represents six convoys and costs approximately $72.0 million. The fleet is anticipated to be in service sometime during the fourth quarter of 2008. The acquisition was financed by a Term Loan of $70.0 million with Marfin Egnatia Bank S.A. at a rate of LIBOR plus a margin of 175 basis points and a term of 3 years.

Following the acquisition of this fleet, Navios Logistics entered into two agreements with major commodity producers that provide for the annual transport of over one million tons. These agreements are for three and five years, respectively.

Before the transaction, Navios Logistics controlled approximately 110 barges and vessels. As a result of this transaction, Navios Logistics will control a fleet with 240 barges and vessels. The combined fleet will be as follows:

•	17 push boats;
•	166 dry barges
•	46 tank barges;
•	3 LPG tank barges;
•	2 self-propelled barges;
•	2 small inland oil tankers,
•	2 handysize tankers
•	2 docking platforms

For more information about Navios Logistics, please see www.horamar.com.ar and www.naviosterminals.com

Navios Maritime Holdings, Inc.

Dividend: On May 27, 2008, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2008 of $0.09 per common share payable on June 30, 2008 to stockholders on record as of June 18, 2008.

Acquisition of Vessels: On January 9, 2008, Navios Holdings took delivery of Torm Antwerp, in its chartered-in fleet. Torm Antwerp is a 75,250 DWT Panamax vessel built in 2008.

On February 7, 2008, Navios Holdings took delivery of the vessel Navios Orbiter by exercising its purchase option. Previously the vessel was operating under the Company’s chartered-in fleet. The vessel’s purchase price was approximately $20.5 million.

On April 24, 2008, Navios Holdings took delivery of the vessel Navios Aurora I by exercising its purchase option. Previously, the vessel was operating under the Company’s chartered-in fleet. The vessel’s purchase price was approximately $21.3 million. The vessel has been agreed to be sold to Navios Partners on July 1, 2008, for a total consideration of $80.0 million.

Changes in Capital Structure

Following the issuances of shares described below, Navios Holdings had 106,070,225 shares of common stock outstanding and 7,795,343 warrants outstanding as of March 31, 2008. The warrants will expire in accordance with their terms on December 9, 2008.

Share Repurchase Program: On February 14, 2008, the Board of Directors approved a share repurchase program of up to $50.0 million of the Navios Holdings’ common stock. Share repurchases have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Through March 31, 2008, 362,900 shares were repurchased under this program, for a total consideration of approximately $3.4 million.

Stock Plan: Pursuant to the stock plan approved by the Board of Directors Navios Holdings issued in January 2008, (net of shares forfeited) 13,334 restricted shares of common stock and 25,310 restricted units to its employees through March 31, 2008.

Warrant Exercises: On March 10, 2008, the Company issued 7,362 shares of common stock following the exercise of warrants. The exercise of these warrants generated $36,810 of cash proceeds.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for two of Kleimar’s initial owned vessels which are managed by a non-related third party), Navios Partners’ fleet and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios also owns and operates an end-to-end logistics business which leverages Navios’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

On August 7, 2007, Navios Holdings formed Navios Maritime Partners L.P. (‘‘Navios Partners’’) under the laws of Marshall Islands. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (‘‘IPO’’) of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus (b) $160 million of the $165 million borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

Effective January 1, 2008 pursuant to a share purchase agreement, Navios Holdings contributed $112.2 million in cash and the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for a 63.8% (67.2% excluding contingent consideration) interest in Navios Logistics. Navios Logistics acquired all ownership interests in Horamar in exchange for $112.2 million in cash, of which $5 million are kept in escrow payable upon the attainment of the EBITDA adjustment during specified periods through December 2008 and the issuance of shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment..

Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Horamar owns an upriver port in Paraguay and controls a fleet of over 100 barges and other vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet one Handysize oil tanker and expects to take delivery of another two in 2008. Furthermore, Horamar is expecting delivery in service of a fleet, consisting of 119 liquid and dry barges and vessels, representing six convoys sometime during the fourth quarter of 2008 (See “Recent Developments”).

Fleet

The following is the current “core fleet” employment profile as of May 29, 2008, including the newbuildings to be delivered. The current “core fleet’ consists of 62 vessels totaling 6.0 million deadweight tons. The employment of the fleet is reflected in the tables below. The 34 vessels in current operation aggregate approximately 2.8 million deadweight tons and have an average age of 4.6 years. Navios has currently fixed 98.6%, 66.7%, 37.9% and 24.9% of its 2008, 2009, 2010 and 2011 available days respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $215.3 million, $171.4 million, $147.4 million and $117.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet is $24,762, $27,882, $32,436 and $33,273 for 2008, 2009, 2010 and 2011, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding Kleimar’s vessels) for the three months ended March 31, 2008 was $9,529.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Aurora I(1)	Panamax	2005	75,397
Navios Asteriks	Panamax	2005	76,801
Obeliks(2)	Capesize	2000	170,454
Vanessa	Product Handysize	2002	19,078

Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios TBN	Capesize	08/2009	172,000
Navios TBN(3)	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000
______________
(1)	In April 2008, Navios Holdings took delivery of the vessel by exercising its purchase option.
(2)	95% owned. Agreed to be sold for approximately $36.1 million in Q2 2008.
(3)	Navios Partners has the option to acquire this vessel for $135 million.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option (1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No

Long-term Chartered-in Fleet to be Delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Purchase Option
			(in metric tons)
Navios Armonia	Ultra Handymax	06/2008	55,100	No
Phoenix Grace	Capesize	11/2008	170,500	No
Phoenix Beauty	Capesize	12/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(2)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(2)
Navios TBN	Kamsarmax	08/2010	81,000	Yes(2)
Navios TBN	Kamsarmax	09/2010	81,000	Yes(2)
Navios TBN	Kamsarmax	11/2010	81,000	Yes(2)
Navios TBN	Handysize	01/2011	35,000	Yes(2)
Navios TBN	Kamsarmax	01/2011	81,000	Yes(2)
Navios TBN	Kamsarmax	02/2011	81,000	Yes(2)
Navios TBN	Kamsarmax	03/2011	81,000	Yes(2)
Navios TBN	Handysize	05/2011	35,000	Yes(2)
Navios TBN	Handysize	06/2011	35,000	Yes(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	60,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes
______________
(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.

Since August 25, 2005, Navios exercised all exercisable options to purchase ten vessels of its long-term chartered-in fleet. Of these eight vessels were delivered until December 31, 2007, the ninth vessel, Navios Orbiter was delivered on February 7, 2008 and the tenth vessel, Navios Aurora I, was delivered on April 24, 2008. The acquisition cost of the two vessels acquired in 2008 was approximately $41.8.million, while their market value is estimated at approximately $170 million. Accordingly, Navios Holdings has options to acquire four of the remaining 17 chartered-in vessels currently in operation and 16 of the 20 long-term chartered-in vessels on order (on 11 of the 16 purchase options Navios Holdings holds a 50% initial purchase option).

Charter Policy

Navios Holdings’ policy has been to take a portfolio approach in managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2007 and 2008 for various periods ranging between one to five years. By doing this Navios Holdings aims to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (“COAs”) and Forward Freight Agreements (“FFAs”).

In 2007 and 2008, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn in 2008.

The average daily charter-in vessel cost for the Navios Holdings long term charter-in fleet (excluding Kleimar vessels) was $9,529 per day for the three months ended March 31, 2008, which is currently significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.

Industry Outlook

Dry bulk fundamentals remain attractive. Navios Holdings believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade, should contribute to historically high freight rates for the foreseeable future compared to those that have prevailed for most of the last 30 years. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios Holdings’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Logistics Business

Navios also owns and operates an end-to-end logistics business which leverages Navios’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity. Navios logistics business consists of a group of related companies providing maritime transportation. The group specializes in the transport and storage of liquid cargoes and the transport of dry bulk cargoes along the Hidrovia passing through Argentina, Bolivia, Brazil, Paraguay and Uruguay. It controls a fleet of over 100 barges push boats and vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet one Handysize oil tanker and expects to take delivery of another two in 2008. Furthermore, Horamar is expecting delivery in service of a fleet, consisting of 119 liquid and dry barges and vessels, representing six convoys sometime during the fourth quarter of 2008 (See “Recent Developments”).

The group also owns and operates an upriver oil storage and transfer facility in Paraguay, as well as the largest dry bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios Holdings believes that the logistics business segment is a stable business with strong growth and integration prospects.

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 6.0 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

Time Charter Equivalents rates (“TCE”): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;
•	the level of spot market rates at the time of charters;
•	decisions relating to vessel acquisitions and disposals;
•	the amount of time spent positioning vessels;
•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;
•	the age, condition and specifications of the vessels and
•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 6.0 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;
•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and
•

The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The balance of Other Comprehensive Income as of March 31, 2008 and 2007, relates to FFAs, that qualified for hedge accounting treatment during the respective periods. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of income.

FFA cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded either over-the-counter or through NOS and LCH are determined from an index published in London, United Kingdom. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Income Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals as well as upriver transport facilities. For further segment information, please see the footnotes to the Condensed Consolidated Financial Statements.

Recent Accounting Pronouncements

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of FASB Statement No. 157, “Fair Value Measurement”, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of FAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) “Business Combinations ”. SFAS 141(R) replaces FASB Statement No. 141 Business Combinations. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “ Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, of the adoption of SFAS No. 160 on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

Critical Accounting Policies

The Navios Holdings’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios’ 2007 annual report filed on Form 20-F with the Securities Exchange Commission.

Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Accounting for derivative financial instruments and hedge activities: The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded either over-the-counter or through NOS and LCH are determined from an index published in London, United Kingdom.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in “Accumulated Other Comprehensive Income/(Loss)” as of March 31, 2008, which is expected to be reclassified to earnings during the next twelve months is estimated at $15.5 million. For the three months ended March 31, 2008 and 2007, the losses included in “Accumulated Other Comprehensive Income/(Loss)” that have been reclassified to earnings amounted to $1.8 million and $2.4 million, respectively. At March 31, 2008, one FFA, qualified for hedge accounting. The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

Stock-based compensation: On October 18, 2007 the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the Company’s stock option plan for its employees, Officers and Directors. The Company on that date, awarded restricted stock to its employees and stock options to its executives, based on service conditions only, which vest over two years and three years, respectively.

Pursuant to the stock plan approved by the Board of Directors, in January 2008, Navios Holdings issued restricted stock units to its employees based on service conditions only, which vest over two years.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels, net: In connection with acquisitions, vessels acquired by Navios Holdings as part of business combinations are recorded at fair market values. Vessels acquisitions outside business combinations are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Dry-dock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangibles: As required by SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill in any of the periods presented.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The intangible asset associated with the favorable lease terms includes an amount of $50.5 million related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of March 31, 2008 and December 31, 2007, $11.8 million and $8.6 million respectively, had been transferred to the acquisition cost of vessels. The intangible liability associated with the unfavorable lease terms includes an amount of $15.9 million related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of March 31, 2008 and December 31, 2007, no purchase options held by third parties have been exercised.

Period over Period Comparisons

For the Three Month Period ended March 31, 2008 compared to Three Month Period ended March 31, 2007

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2008 and 2007. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
	(unaudited)	(unaudited)
Revenue	$338,277	$101,138
Gain on forward freight agreements	4,887	2,854
Time charter, voyage and port terminal expenses	(293,699)	(60,440)
Direct vessel expenses	(5,633)	(6,158)
General and administrative expenses	(9,134)	(4,293)
Depreciation and amortization	(13,604)	(6,273)
Gain on partial sale of subsidiary	2,574	—
Interest income from investments in finance lease	800	560
Interest income	2,739	1,523
Interest expense and finance cost, net	(12,232)	(13,471)
Other income	19	168
Other expense	(2,847)	(474)
Income before equity in net earnings of affiliate companies and joint venture	12,147	15,134
Equity in net earnings of affiliated companies and joint venture	2,078	828
Income before taxes and minority interests	14,225	15,962
Income taxes	507	(1,179)
Income before minority interests	14,732	14,783
Minority interests	(488)	—
Net income	$14,244	$14,783

Set forth below are selected historical and statistical data for Navios that we believe may be useful in better understanding our financial position and results of operations.

	Three month period ended March 31,
	2008	2007
FLEET DATA
Available days(1)	6,014	3,762
Operating days	6,012	3,762
Fleet utilization	100%	100%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$52,547	$22,125
Time Charter Equivalents (excluding FFAs)	$51,641	$21,349
______________
(1)	Navios has currently fixed out (i.e. arranged charters for) 98.6% and 66.7% of its 2008 and 2009 available days, respectively (excluding Kleimar’s fleet).

During the three month period ended March 31, 2008, there were 2,252 more available days as compared to the same period of 2007. This was due to the increase of the chartered-in fleet by five vessels during the first quarter of 2007, as well as increase in short-term chartered in fleet, which in total resulted to an increase in the available days by 2,542 days. This increase was mitigated by the decrease in the number of vessels in our owned fleet by four vessels (acquisition of one vessel through the exercise of options from the charter-in fleet and five vessels which were sold to Navios Partners), resulting in 290 less days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ``available days” will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the three month period ended March 31, 2008 was $51,641 per day, $30,290 per day higher than the rate achieved in the same period of 2007. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first quarter of 2008 than those achieved in the first quarter of 2007.

Revenue: Revenue increased to $338.3 million for the three month period ended March 31, 2008 as compared to $101.1 million for the same period in 2007. Revenue from vessels operations for the three months ended March 31, 2008 increased by approximately $217.1 million or 217.8% to $316.8 million as compared to $99.7 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day, the increase in the available days of the fleet in 2008 as compared to those in 2007 and the acquisition of Kleimar in the first quarter of 2007 (which is included in full in the first quarter of 2008). The achieved TCE rate per day, excluding FFAs, increased 141.9% from $21,349 per day in the first quarter of 2007 to $51,641 per day in the same period of 2008. The available days for the fleet increased by 59.9% to 6,014 in the first quarter of 2008 from 3,762 days in the same period of 2007.

Revenue from logistics business was approximately $21.5 million in the first quarter of 2008 as compared to $1.5 million during the same period of 2007. This $20.0 million or 1,333.3% increase is mainly due to the acquisition of Horamar in January 2008.

Gains on FFAs: Income from FFAs increased by $2.0 million to a gain of $4.9 million during the three month period ended March 31, 2008 as compared to $2.9 million gain for the same period in 2007. Navios records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 29, 2008	$44,363	(a)
March 11, 2008	$69,619	(b)
March 31, 2008	$63,399	(*)
January 31, 2007	$31,719	(c)
March 13, 2007	$41,015	(d)
March 31, 2007*	$40,399	(*)
______________
(a)	Low for Q1 - 2008
(b)	High for Q1 - 2008
(c)	Low for Q1 - 2007
(d)	High for Q1 - 2007
(*)	End of period rate

Time Charter, Voyage and Port Terminal Expense: Time charter and voyage expenses increased by $233.3 million or 386.3% to $293.7 million for the three month period ended March 31, 2008 as compared to $60.4 million for same period in 2007. This was primarily due to the increase in the market, which negatively affected the charter-in daily hire rate cost for the long-term chartered-in fleet from $10,879 per day in the first quarter of 2007 to $15,705 per day for the same period of 2008 as well as the acquisition of Horamar which had a further impact of $12.4 million and the acquisition of Kleimar in the first quarter of 2007 (which is included in full in the first quarter of 2008).

Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet decreased by $0.6 million to $5.6 million or 9.7% for the three month period ended March 31, 2008 as compared to $6.2 million for the same period in 2007. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The decrease resulted primarily from the reduction of four owned vessels on the first quarter of 2008 compared to the same period in 2007.

General and Administrative Expenses: General and administrative expenses increased by $4.8 million to $9.1 million or 111.6% for the three month period ended March 31, 2008 as compared to $4.3 million for the same period of 2007. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ operations, (b) increase in professional, legal and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities, (c) the general and administrative expenses attributable to the Logistics Business and (d) the stock plan expenses incurred in the first quarter of 2008.

Depreciation and Amortization: For the three month period ended March 31, 2008, depreciation and amortization increased by $7.3 million compared to the same period in 2007. The increase was primarily due to the additional depreciation and amortization following the acquisition of Horamar, amounting to $3.7 million, as well as the increase in amortization of intangibles by $4.7 million, due to the expiration of unfavorable contracts which positively affected amortization in the first quarter of 2007. The above increase was mitigated by the decrease in depreciation of $1.1 million in 2008, due to the transfer of five owned vessels to Navios Partners in the fourth quarter of 2007.

Interest income from investments in finance leases: Interest income from investments in finance leases increased by $0.2 million and amounted to $0.8 million for the three months ended March 31, 2008 compared to $0.6 million for the respective period of 2007.

Net Interest Expense and Income: Interest expense for the three month period ended March 31, 2008 decreased to $12.2 million as compared to $13.5 million in the same period of 2007. The decrease is due to the decrease in average outstanding loan balance from $336.7 million in the first quarter of 2007 to $315.3 million in the same period of 2008. Interest income increased by $1.2 million to $2.7 million for the three month period ended March 31, 2008 as compared to $1.5 million for the same period of 2007. This is mainly attributable to the increase in the average cash balances from $121.6 million in the first quarter of 2007 to $291.8 million in the same period of 2008.

Other Income: Other income decreased by $0.2 million to $0.0 million for the three month period ended March 31, 2008, compared to the same period in 2007. This decrease is mainly due to miscellaneous other income realized in the first quarter of 2007.

Net Other Expense: Other expense increased by $2.3 million for the three month period ended March 31, 2008. This change is mainly due to mark-to market losses realized on interest rate swaps.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios anticipates that available cash, internally generated cash flows and borrowings under its credit facility, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. See ``Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2008 and 2007.

	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net cash provided by from operating activities	$9,619	$51,006
Net cash used in investing activities	(199,378)	(162,439)
Net cash provided by financing activities	53,100	82,904
Decrease in cash and cash equivalents	(136,659)	(28,529)
Cash and cash equivalents, beginning of the period	427,567	99,658
Cash and cash equivalents, end of period	$290,908	$71,129

Cash provided by operating activities for the three month period ended March 31, 2008 as compared to the cash provided for the three month period ended March 31, 2007:

Net cash provided by operating activities decreased by $108.5 million to ($57.5) million for the three month period ended March 31, 2008 as compared to $51.0 million for the same period of 2007. The decrease resulted from lower net income in the three month period ended March 31, 2008 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The fair value of open FFA trades at March 31, 2008 was higher than in the same period of 2007 and amounted to $16.9 million and $7.6 million, respectively, reflecting the mark to market values at the end of the respective periods (See rate table on page 13). Unrealized gains/(losses) from FFAs for the three month periods ended March 31, 2008 and 2007 amounted to $1.3 million and $(1.8) million respectively and reflected the change in net fair value on open FFA contracts between the periods.

The $1.3 million gain at March 31, 2008, represents $3.1 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $1.8 million loss reclassified to earnings from “Accumulated Other Comprehensive Income (Loss)” on FFAs previously qualified for hedge accounting.

The $1.8 million loss at March 31, 2007, represents $0.6 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $2.4 million loss reclassified to earnings from “Accumulated Other Comprehensive Income (Loss)” on FFAs previously qualified for hedge accounting.

Restricted cash increased by $56.8 million from $83.7 million at December 31, 2007 to $140.5 million at March 31, 2008. The primary reason for this increase was the restricted cash of $67.1 million relating to Navios Logistics (which is included under cash used in investing activities). Excluding the above restricted cash decreased by $10.3 million due to the decrease in the deposits made to NOS ASA and LCH with respect to FFAs trading of $13.4 million and the decrease in other restricted amounts of $0.7 million. This decrease was mitigated by a $3.8 million increase in the retention accounts. During the corresponding period of 2007, restricted cash increased by $13.5 million from $16.2 million at December 31, 2006 to $29.7 million at March 31, 2007.

Accounts receivable net decreased by $17.4 million from $105.0 million at December 31, 2007 to $87.6 million at March 31, 2008 (including receivables obtained as part of the acquisition of Horamar amounting to $9.7 million). The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $28.0 million from $59.0 million at the end of December 31, 2007 to $31.0 million at the end of March 31, 2008. This decrease was partially offset by the acquisition of Horamar and an increase in all other receivables by $0.9 million. During the corresponding period of 2007, accounts receivable net increased by $1.6 million from $28.2 million at December 31, 2006 to $29.8 million at March 31, 2007 (including receivables obtained as part of the acquisition of Kleimar amounting to $9.6 million) primarily due to the acquisition of Kleimar, which was partially offset by a change in the amount receivable from FFA trading partners by $0.7 million and a decrease in all other receivables by $7.9 million.

Prepaid expenses and other current assets increased by $3.5 million from $41.1 million at December 31, 2007 to $44.6 million at March 31, 2008, (including prepaid expenses and other current assets obtained as part of the acquisition of Horamar amounting to $3.5 million). Prepaid voyage costs decreased by $2.5 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net increase of $2.5 million at March 31, 2008 as compared to December 31, 2007. During the corresponding period of 2007, Prepaid expenses and other current assets increased by $5.0 million due to the prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $6.4 million which was offset by a decrease in prepaid voyage costs by $0.9 million and a net decrease in all other categories of $0.5 million.

Accounts payable decreased by $48.4 million from $106.7 million at December 31, 2007 to $58.3 million at March 31, 2008 (including accounts payable obtained as part of the acquisition of Horamar amounting to $8.7 million). The primary reason was the decrease in the amounts due to FFA trading partners by $45.7 million, as well as the decrease in supplier payables by $11.4 million During the corresponding period of 2007, accounts payable decreased by $4.8 million from $37.4 million at December 31, 2006 to $32.6 million at March 31, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $1.4 million). The primary reason was the decrease in supplier payables, as well as the amount due to FFA trading partners which decreased by $9.2 million during the three month period ended March 31, 2007. This decrease was mitigated by an increase in supplier payables.

Accrued expenses increased by $16.6 million from $37.9 million at December 31, 2007 to $54.5 million at March 31, 2008 (including accrued expenses obtained as part of the acquisition of Horamar amounting to $4.0 million). The increase is mainly due to the increase in accrued interest on borrowing by $11.8 million, the increase in accrued voyage expenses by $3.2 million, the increase in accrued payroll expenses by $2.0 million, the increase in accruals for contingencies by $1.0 million and an increase in all other accrued expenses of $0.4 million. This increase was mitigated by a decrease in accruals for professional fees and bonuses by $5.8 million. During the corresponding period in 2007, accrued expenses increased by $14.2 million due to accrued expenses obtained as part of the acquisition of Kleimar amounting to $5.8 million, a $9.9 million increase in accrued interest on borrowings, a $3.6 million increase in accrued voyage expenses and an increase of $0.7 million in all other accruals (mainly involving accrual of audit and other consultancy fees, payroll accruals, etc).

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $7.1 million and deferred hire decreased by $1.0 million as a result of a decrease in the number of voyages extending over the period end. During the corresponding period of 2007, deferred freight increased by $2.5 million and deferred hire increased by $9.4 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the three month period ended March 31, 2008 as compared to the three month period ended March 31, 2007:

Cash used in investing activities was $199.4 million for the three month period ended March 31, 2008, or an increase of $37.0 million from $162.4 million for the same period in 2007.

Cash used in investing activities was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar (b) the acquisition of the vessel Navios Orbiter amounting to $17.8 million (c) the deposits on exercise of vessel purchase options amounting to $6.0 million relating mainly to the deposits for a push boat (Accu II) and for Navios Aurora and (d) the increase in restricted cash relating to Navios Logistics amounting to $67.1 million. The above was offset by $2.5 million received in connection with the capital lease receivable.

Cash used in investing activities was $162.4 million for the three month period ended March 31, 2007. This was the result of the payment of $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar, the acquisition of Navios Hyperion amounting to $18.4 million and the purchase of property plant and equipment amounting to $0.1 million. This was offset by $1.5 million of installments received in connection with the capital lease receivable.

Cash provided by financing activities for the three month period ended March 31, 2008 as compared to the three month period ended March 31, 2007:

Cash provided by financing activities was $53.1 million for the three month period ended March 31, 2008, while for the same period of 2007 was $82.9 million.

Cash provided by financing activities was the result of $69.5 million loan proceeds (net of relating finance fees of $0.5 million) in connection with the loan facility of Nauticler S.A. This was offset by (a) the acquisition of treasury stock amounting to $3.4 million, (b) the $3.6 million installments paid in connection with the Company’s outstanding indebtedness and (c) $9.6 million of dividends paid in March 2008 in connection with the fourth quarter of 2007.

Cash provided by financing activities was $82.9 million for the three month period ended March 31, 2007. This was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility (the proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271.0 million), and to partially finance the acquisition of Kleimar). This was offset by a $0.3 million installment paid in connection with Kleimar’s outstanding indebtedness and $5.5 million of dividends paid in March 2007, in connection with the fourth quarter of 2006.

Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that Adjusted EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.

Adjusted EBITDA increased by $3.4 million to $38.0 million for the three month period ended March 31, 2008 as compared to $34.6 million for the same period of 2007. The increase is mainly attributable to (a) a gain in FFAs trading of $4.9 million in the first quarter of 2008 versus a gain of $2.9 million in the same period in 2007, resulting in a favorable FFA variance of $2.0 million, (b) the increase in revenues by $237.2 million from $101.1 million in the first quarter of 2007 to $338.3 million in the same period of 2008, (c) the gain of partial sale of a subsidiary of $2.6 million in the first quarter of 2008, (d) the increase in equity in earnings by $1.3 million from $0.8 million in the first quarter of 2007 compared to $2.1 million for the same period in 2008 and (e) the net increase in all other categories (income from investments in finance lease, direct vessel expenses, other income, etc.) by $0.1 million. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and port terminal expenses by $233.3 million from $60.4 million in the first quarter of 2007 to $293.7 million in the same period of 2008, (b) the increase in other expenses by $2.4 million mainly due to increase in interest rate swaps losses, and (c) the increase in general and administrative expenses by $4.1 million (excluding the share-based compensation expense of $0.7 million for the first quarter of 2008).

EBITDA Reconciliation to Cash from Operations for three months ended March 31, 2008 and 2007

Three Months Ended (in thousands of US Dollars)	March 31, 2008	March 31, 2007
Net cash provided by operating activities	$9,619	$51,006
Net increase (decrease) in operating assets	(40,433)	15,184
Net (increase) decrease in operating liabilities	56,494	(41,594)
Net interest cost	9,493	11,948
Deferred finance charges	(464)	(447)
Provision for losses on accounts receivable	—	550
Unrealized loss on FFA derivatives and interest rate swaps	(304)	(2,601)
Earnings in affiliates and joint ventures, net of dividends received	(296)	452
Payments for drydock and special survey	1,803	74
Minority interests	(488)	—
Gain on partial sale of subsidiary	2,574	—
EBITDA	$37,998	$34,572

Long Term Debt Obligations and Credit Arrangements

The senior secured credit facility with HSH Nordbank AG dated July 12, 2005, was established by ISE to provide a portion of the funds necessary to acquire Navios Holdings, and was assumed by Navios Holdings in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios Holdings and the balance for general working capital requirements. On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG for $649.0 million which restructured the balance of the above facility of $435 million as of that date and also provided additional funds of $214.0 million to finance the acquisition of six vessels through the exercise of purchase options and the acquisition of four Panamax vessels from Maritime Enterprise Management S.A.

In December 2006 Navios Holdings repaid $290.0 million of the above facility from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.

On December 21, 2005 and in connection with the senior secured credit facility discussed above, Navios Holdings entered into an ISDA (International Swap Dealer Association, Inc.) Agreement (amended in February 2007 in connection with the secured loan facility) with HSH Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171.0 million and de-escalating down to $100.5 million following the loan repayment schedule) and 5.52% (this contract applies for the period from December 2007 to September 2009 on notional amounts starting at $79.4 million and de-escalating down to $14.8 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalating down to $13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the senior secured loan facility discussed in the preceding paragraph.

In December 2006, the Company issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under “Liquidity and Capital Resources” above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Logistics and its subsidiries. At any time before December 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Facility. The Term Loan Facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The Revolver Facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of the senior notes discussed above. It also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

Upon acquisition of Kleimar the following loans were assumed:

On April 28, 2004, Kleimar entered into a $40.0 million credit facility with Fortis Bank and Dexia Bank maturing in February 2012. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances.

On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel maturing in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels, the loan also requires compliance with certain financial covenants.

In connection with the acquisition of Horamar, the Company assumed a $ 9.5 million loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The Loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed the 31st of December 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2008 HS Shipping Ltd Inc. is in compliance with all the covenants.

In connection with the acquisition of Horamar, the Company assumed a $ 2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The Loan will be repaid by 5 equal installments of $457,000 on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2008 Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).

On March 31, 2008 Nauticler S.A. entered into a $70.0 million loan facility with Marfin Egnatia Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment in 2011 and bears interest at LIBOR plus 1.75%.

The maturity table below reflects the principal payments of all credit facilities outstanding balance as of March 31, 2008 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in the previous paragraphs and the outstanding amount under the senior notes.

March 31, 2008
Year	Amounts in millions of U.S. Dollars
2008	$15.3
2009	16.4
2010	33.7
2011	87.0
2012	14.7
2013	22.6
2014 and thereafter	502.6
Total	$692.3

Contractual Obligations:

	March 31, 2008
	Payment due by period (Amounts in millions of U.S. Dollors)
	Total	0-1 years	1-3 years	3-5 years	More than 5 years
Long-term debt (includes current portion)(i)	$692.3	$15.8	$49.6	$101.7	$525.2
Operating Lease Obligations (Time Charters)(ii)	1,549.6	96.3	227.7	313.8	911.8
Operating lease obligations pushboats and barges	1.9	0.7	1.2	—	—
Rent Obligations	14.9	1.6	3.2	2.6	7.5

_________________

(i)

The amount identified represents principal due as of March 31, 2008 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.20% per annum.

(ii)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of March 31, 2008.

Working Capital Position

On March 31, 2008 and December 31, 2007, Navios Holdings’ current assets totaled $742.4 million and $848.2 million, respectively, while current liabilities totaled $398.9 million and $450.5 million, respectively, resulting in a positive working capital position of $343.5 million and $397.7 million, respectively. Navios’ internal cash forecast indicates that it will generate sufficient cash during 2008 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2008.

While internal forecasts indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash position and cash flows with a view toward increasing working capital.

Dividend Policy

At the present time, we intend to retain most of our available earnings generated by operations for the development and growth of our business. In addition, the terms and provisions of our current secured credit facilities and the indenture governing our senior notes limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of our credit facilities, our board of directors may from time to time consider the payment of dividends and on May 27, 2008 has declared a quarterly cash dividend of $0.09 per common share, payable on June 30, 2008 to record holders at the close of business on June 18, 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth, capital needs and other factors.

Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the three months ended March 31, 2008, two customers from the vessels operation segment accounted for approximately 12.56% and 11.23% of Navios revenue respectively, while for the year ended December 31, 2007 no customer accounted for more than 10.0% of Navios Holdings’ revenue.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios’ non-cancelable operating leases are analyzed above. As of both March 31, 2008 and December 31, 2007, Navios was contingently liable for letters of guarantee and letters of credit amounting to $2.0 million and $1.7 million respectively, issued by various banks in favor of various organizations of which $0.5 and $0.7 respectively, are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $1.9 million and $3.5 million at March 31, 2008 and December 31, 2007, respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was January 23, 2008.

Related Party Transactions

Office rent: On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420,000 (approximately $650,000) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007 Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420,000 (approximately $650,000) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for the three month period ended March 31, 2008 and 2007 were $0.3 million and $0.1 million, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended March 31, 2008 and 2007, the Company received dividends of $1.0 million and $0.7 million, respectively.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three months ended March 31, 2008 and 2007 amounted to $1.8 million and $0 respectively.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three months ended March 31, 2008 and 2007 amounted to $0.3 million and $0 respectively.

Balances due to related parties: Included in the trade accounts payable at March 31, 2008 and December 31, 2007 is an amount of $0.5 million and $0.4 million, respectively, which is due to Acropolis Chartering and Shipping Inc.

Balance due from affiliate: Due from affiliate as at March 31, 2008 and December 31, 2007 amounts to $1.0 million and $4.5 million, respectively, which represent the current amounts due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses and is expected to be settled during 2008.

Loan to shareholders: At March 31, 2008 a subsidiary of Navios Logistics has an outstanding loan to its shareholders amounting of $0.6 million, part of which was advanced in 2007. This loan is free of interest and will be fully repaid during 2008.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFA’s (for charter rate risk).

Interest Rate Risk:

Debt Instruments - On March 31, 2008 and December 31, 2007, Navios Holdings had a total of $692.3 million and $615.9 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed “Liquidity and Capital Resources” that bears interest at fixed rate.

A new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios Holdings, was assumed by Navios Holdings in the acquisition/reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG of $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while the balance of $214 million was utilized for the acquisition of 10 new vessels. As of December 31, 2005, the Company had drawn down $105.9 million for the acquisition of vessels. In December 2006, the Company issued $300.0 million senior notes due 2014. Part of the net proceeds of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under “Overview” above.

In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of December 31, 2007 was $120.0 million. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of March 31, 2008, the amount drawn was $17.0 million. The facility is repayable upon delivery of the Capesize vessels. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would have no effect on their value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value which as of March 31, 2008 was $298.2 million. Amounts drawn under the facilities and the senior notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change the annual interest expense by $3.2 million.

Interest Rate Swaps - Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

At March 31, 2008, Navios Holdings had the following swaps outstanding:

a)

One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $1.1 million to terminate these agreements as of March 31, 2008. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.4 million as of March 31, 2008, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)

On December 21, 2005 and in connection with the senior secured credit facility, Navios Holdings entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)

In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

d)

One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $1.0 million to terminate these agreements as of March 31, 2008. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 91% of Navios’ expenses are also incurred in US dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2008 would increase or decrease net income by approximately $0.3 million.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) - Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss)”, is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in “Accumulated Other Comprehensive Income/(Loss)” as of March 31, 2008, which is expected to be reclassified to earnings during the next twelve months is estimated to be $15.5 million. For the three months ended March 31, 2008 and the year ended December 31, 2007, $1.8 million and $9.8 million of losses included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of March 31, 2008, a ten percent change in underlying freight market indices would not have any effect on net income per year.

Index

NAVIOS MARITIME HOLDINGS INC.

Page
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2008 (UNAUDITED) AND DECEMBER 31, 2007 (AUDITED)	F-2
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007	F-3
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007	F-4
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 AND THE YEAR ENDED DECEMBER 31, 2007 (AUDITED)	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars – except per share data)

	Note	March 31, 2008	December 31, 2007
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,9	$290,908	$427,567
Restricted cash	9	140,486	83,697
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at March 31, 2008 and $5,675 as at December 31, 2007		87,582	104,968
Short term derivative asset	9	176,564	184,038
Short term backlog asset	7	1,190	2,454
Due from affiliate companies		1,044	4,458
Prepaid expenses and other current assets		44,629	41,063
Total current assets		742,403	848,245
Deposit for vessels acquisitions		212,188	208,254
Vessels, port terminal and other fixed assets, net	6	596,279	425,591
Long term derivative assets	9	102	90
Deferred financing costs, net		13,147	13,017
Deferred dry dock and special survey costs, net		4,528	3,153
Investments in leased assets		56,229	58,756
Other long term assets		6,684	—
Investments in affiliates		792	1,079
Long term backlog asset	7	—	44
Customer relationships		32,025	—
Trade name	7	93,418	83,393
Port terminal operating rights	7	32,206	29,179
Favorable lease terms	7	218,217	229,393
Goodwill		137,356	70,810
Total non-current assets		1,403,171	1,122,759
Total assets		$2,145,574	$1,971,004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$58,255	$106,665
Accrued expenses		54,549	37,926
Deferred voyage revenue		23,040	31,056
Short term derivative liability	9	241,637	256,961
Deferred tax liability		5,593	3,663
Current portion of long term debt	8	15,797	14,220
Total current liabilities		398,871	450,491
Senior notes, net of discount		298,196	298,149
Long term debt, net of current portion	8	378,333	301,680
Unfavorable lease terms		93,132	96,217
Long term liabilities		1,461	638
Deferred tax liability	9	76,876	53,807
Long term derivative liability		748	818
Total non-current liabilities		848,746	751,309
Total liabilities		1,247,617	1,201,800
Minority interest	3	122,250	—
Commitments and contingencies	11
Stockholders’ equity
Preferred stock - $0.0001 par value, authorized 1,000,000 shares. None issued
Common stock - $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 106,070,225 and 106,412,429 as of March 31, 2008 and December 31, 2007, respectively	10	11	11
Additional paid-in capital	10	533,704	536,306
Accumulated other comprehensive loss	9	(15,496)	(19,939)
Retained earnings		257,488	252,826
Total stockholders’ equity		775,707	769,204
Total liabilities and stockholders’ equity		$2,145,574	$1,971,004

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of US Dollars - except share and per share data)

	Note	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
		(unaudited)	(unaudited)
Revenue	13	$338,277	$101,138
Gain on forward freight agreements	9	4,887	2,854
Time charter, voyage and port terminal expenses		(293,699)	(60,440)
Direct vessel expenses		(5,633)	(6,158)
General and administrative expenses		(9,134)	(4,293)
Depreciation and amortization	6, 7	(13,604)	(6,273)
Gain on partial sale of subsidiary	2	2,574	—
Interest income from investments in finance lease		800	560
Interest income		2,739	1,523
Interest expense and finance cost, net	8	(12,232)	(13,471)
Other income		19	168
Other expense		(2,847)	(474)
Income before equity in net earnings of affiliate companies and joint venture		12,147	15,134
Equity in net earnings of affiliated companies and joint venture		2,078	828
Income before taxes and minority interests		14,225	15,962
Income taxes		507	(1,179)
Income before minority interests		14,732	14,783
Minority interests	3	(488)	—
Net income		$14,244	$14,783
Less:
Incremental fair value of securities offered to induce warrants exercise		—	(4,195)
Income available to common shareholders		14,244	10,588
Earnings per share, basic		$0.13	$0.14
Weighted average number of shares, basic	14	106,371,936	76,257,391
Earnings per share, diluted		$0.13	$0.13
Weighted average number of shares, diluted	14	110,695,036	82,937,670

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US Dollars)

	Note	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$14,244	$14,783
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	13,604	6,273
Amortization of deferred financing cost		464	447
Amortization of deferred dry dock costs		428	401
Provision for losses on accounts receivable		—	(550)
Unrealized (gain)/loss on FFA derivatives		(1,309)	1,767
Unrealized loss on interest rate swaps		1,613	834
Share based compensation		736	—
Gain on partial sale of subsidiary	2	(2,574)	—
Deferred taxation		(507)	1,167
Minority interests		488
Earnings in affiliates and joint ventures, net of dividends received		296	(452)
Changes in operating assets and liabilities:
Decrease/(increase) in restricted cash		10,331	(13,447)
Decrease/(increase) in accounts receivable		27,339	(252)
Increase in prepaid expenses and other current assets		(651)	(1,485)
Decrease in due from affiliates		3,414	—
Decrease in accounts payable		(57,662)	(14,125)
Increase in accrued expenses		12,802	7,610
(Decrease)/increase in deferred voyage revenue		(8,016)	11,778
(Decrease)/increase in long term liability		174	(37)
(Decrease)/increase in derivative accounts		(3,792)	36,368
Payments for dry dock and special survey costs		(1,803)	(74)
Net cash provided by operating activities		9,619	51,006
INVESTING ACTIVITIES:
Acquisition of vessels	6	(17,875)	(18,361)
Deposit on exercise of vessel purchase options		(5,984)	—
Restricted cash for assets acquisition		(67,120)
Acquisition of subsidiary	3	(105,069)	(145,436)
Deposit in escrow in connection with the acquisition of subsidiary		(5,000)	—
Receipts from finance lease		2,527	1,505
Purchase of property and equipment	6	(857)	(147)
Net cash used in investing activities		(199,378)	(162,439)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	70,120	24,895
Debt issuance costs		(546)	(2,820)
Repayment of long term debt	8	(3,555)	(280)
Dividends paid		(9,582)	(5,462)
Acquisition of treasury stock	10	(3,374)	—
Issuance of common stock	10	37	66,571
Net cash provided by financing activities		53,100	82,904
Decrease in cash and cash equivalents		(136,659)	(28,529)
Cash and cash equivalents, beginning of period		427,567	99,658
Cash and cash equivalents, end of period		$290,908	$71,129
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$548	$3,221
Income taxes paid		$307	$—

Non-cash investing and financing activities

See Note 10 for issuance of shares in connection with the acquisition of vessels

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS STOCKHOLDERS’ EQUITY

(Expressed in thousands of US Dollars - except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2006	62,088,127	$6	$276,178	$7,848	$(9,816)	$274,216
Net income	—	—	—	271,001	—	271,001
Other comprehensive income / (loss):
- Change in fair value of financial instruments	—	—	—	—	(19,939)	(19,939)
- Reclassification to earnings	—	—	—	—	9,816	9,816
Total comprehensive income	—	—	—	—	—	260,878
Issuance of common stock in connection with the construction of two vessels (Note 8)	1,397,624	—	20,000	—	—	20,000
Issuance of common stock (Note 10)	42,779,414	5	239,562	—	—	239,567
Stock based compensation expenses	147,264	—	566	—	—	566
Dividends declared and paid	—	—	—	(26,023)	—	(26,023)
Balance December 31, 2007	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204
Net income	—	—		14,244		14,244
Other comprehensive income / (loss):
- Change in fair value of financial instruments	—	—			2,666	2,666
- Reclassification to earnings	—	—			1,777	1,777
Total comprehensive income	—	—				18,687
Issuance of common stock (Note 10)	7,362	—	37			37
Acquisition of treasury shares (Note 10)	(362,900)	—	(3,374)			(3,374)
Stock based compensation expenses	13,334	—	735			735
Dividends declared and paid	—	—		(9,582)		(9,582)
Balance March 31, 2008 (unaudited)	106,070,225	$11	$533,704	$257,488	$(15,496)	$775,707

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements (“FFAs”) and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Capesize, Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash. In addition to the strategic value of Horamar, Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (“Navios Holdings” or the ``Company”) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios’ annual report filed on Form 20-F with the Securities Exchange Commission.

(b)

Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the “Company” or “Navios Holdings”). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

Subsidiaries included in the consolidation:

				Statement of operations
Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	2008	2007
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Corporacion Navios SA	Operating Company	100%	Uruguay	—	1/1-3/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1-3/31	1/1-3/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1-3/31	2/2-3/31
Kleimar N.V.	Operating company	100%	Belgium	1/1-3/31	2/2-3/31
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1-3/31	—
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1-3/31	2/2-3/31
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	3/14-3/31	—
Achilles Shipping Corporation	Navios Achilles	100%	Marshall Is.	1/1-3/31	1/1-3/31
Apollon Shipping Corporation	Navios Apollon	100%	Marshall Is.	1/1-3/31	1/1-3/31
Herakles Shipping Corporation	Navios Herakles	100%	Marshall Is.	1/1-3/31	1/1-3/31
Hios Shipping Corporation	Navios Hios	100%	Marshall Is.	1/1-3/31	1/1-3/31
Ionian Shipping Corporation	Navios Ionian	100%	Marshall Is.	1/1-3/31	1/1-3/31
Kypros Shipping Corporation	Navios Kypros	100%	Marshall Is.	1/1-3/31	1/1-3/31
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1-3/31	1/1-3/31
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1-3/31	1/1-3/31
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	1/1-3/31
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	1/1-3/31
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	1/1-3/31
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	1/1-3/31
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1-3/31	1/1-3/31
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	1/1-3/31	1/1-3/31
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1-3/31	1/1-3/31
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1-3/31	1/1-3/31

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

Aegean Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	1/1-3/31
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1-3/31	1/1-3/31
Aurora Shipping Enterprises Ltd.	Navios Aurora I	100%	Marshall Is.	1/21-3/31	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1-3/31	2/26-3/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/6-3/31	—
Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Portorosa Marine Corporation (i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1-3/31	—
Sizzling Ventures Inc. (i)	Vessel Owning Company	100%	Liberia	1/1-3/31	—
Rheia Associates Co.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Taharqa Spirit Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-3/31	—
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1-3/31	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1-3/31	—
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1-3/31	—

Navios South American Logistics and Subsidiaries:

Navios South American Logistics Inc.	Sub-Holding Company	67.21%	Marshal Is.	1/1-3/31	—
Corporacion Navios SA	Operating Company	67.21%	Uruguay	1/1-3/31	—
Nauticler SA	Sub-Holding Company	67.21%	Uruguay	1/1-3/31	—
Compania Naviera Horamar SA	Operating Company	67.21%	Argentina	1/1-3/31	—
Compania de Transporte Fluvial Int SA	Operating Company	67.21%	Uruguay	1/1-3/31	—
Ponte Rio SA	Operating Company	67.21%	Uruguay	1/1-3/31	—
Thalassa Energy SA	Barges Owning Company	42%	Argentina	1/1-3/31	—
HS Tankers Inc. (ii)	Vessel Owning Company	34.28%	Panama	1/1-3/31	—
HS Navegation Inc. (ii)	Vessel Owning Company	34.28%	Panama	1/1-3/31	—
HS Shipping Ltd Inc.	Malva H	42%	Panama	1/1-3/31	—
HS South Inc. (ii)	Vessel Owning Company	42%	Panama	1/1-3/31	—
Mercopar Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-3/31	—
Nagusa Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-3/31	—
Hidrovia OSR Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-3/31	—
Petrovia Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-3/31	—
Mercopar S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Navegation Guarani S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Hidrovia OSR S.A.	Oil Spill Response & SalvageServices	67.21%	Paraguay	1/1-3/31	—
Petrovia S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Mercofluvial S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	67.21%	Paraguay	1/1-3/31	—
Flota Mercante Paraguaya S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Compania de Transporte Fluvial S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
Hidrogas S.A.	Shipping Company	67.21%	Paraguay	1/1-3/31	—
(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 8)
(ii)	Each company has the rights over shipbuilding contract of a tanker vessel.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

Affiliates included in the financial statements accounted for under the equity method:

				Statement of operations
Company Name	Nature / Vessel Name	Ownership Interest	Country of Incorporation	2008	2007
Navios Maritime Partners L.P.	Sub-Holding Company	43.2%	Marshall Is.	1/1-3/31	—
Navios Maritime Operating L.L.C.	Operating Company	43.2%	Marshall Is.	1/1-3/31	—
Libra Shipping Enterprises Corporation	Navios Libra II	43.2%	Marshall Is.	1/1-3/31	—
Alegria Shipping Corporation	Navios Alegria	43.2%	Marshall Is.	1/1-3/31	—
Felicity Shipping Corporation	Navios Felicity	43.2%	Marshall Is.	1/1-3/31	—
Gemini Shipping Corporation	Navios Gemini S	43.2%	Marshal is.	1/1-3/31	—
Galaxy Shipping Corporation	Navios Galaxy I	43.2%	Marshall Is.	1/1-3/31	—
Prosperity Shipping Corporation	Navios Prosperity	43.2%	Marshall Is.	1/1-3/31	—
Fantastiks Shipping Corporation	Navios Fantastiks	43.2%	Marshall Is.	1/1-3/31	—
Aldebaran Shipping Corporation	Navios Aldebaran	43.2%	Marshall Is.	1/1-3/31	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1-3/31	1/1-3/31

(c) Accounting for the acquisition of Horamar: The Company accounted for the acquisition of Horamar Group (as described in Note 3) as a partial sale of CNSA to the minority shareholders of Navios Logistics, and a partial acquisition of Horamar. Accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,574.

Horamar’s assets and liabilities were revalued to 100% of their respective fair values, CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction.

The contingent shares consideration will be accounted for when the contingency is resolved.

(d)Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(e) Recent Accounting Pronouncements:

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) “Business Combinations”. SFAS 141(R) replaces FASB Statement No. 141 Business Combinations. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company’s consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of FASB Statement No. 157, “Fair Value Measurement”, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of FAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

NOTE 3:  ACQUISITIONS

Acquisition of Horamar Group

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.

The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008. The purchase price allocation remains preliminary pending the finalization of the working capital adjustment. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at January 1, 2008:

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$107,200
Fair value of 32.8% ownership in CNSA	25,577
Acquisition costs	3,461
Total consideration given for 67.2% acquired interest in Horamar	136,238
Proforma purchase price – 100%	202,705
Fair value of assets and liabilities acquired
Vessel fleet	139,110
Petrosan port tangible assets	12,557
Customer relationships	32,430
Tradenames and trademarks	11,000
Favorable contracts	4,030
Petrosan port operating rights	3,260
Unfavorable contracts	(3,200)
Deferred taxes	(25,698)
Long term debt assumed	(11,655)
Minority interests in subsidiaries of Horamar	(32,435)
Other long term assets	1,103
Net working capital, including cash retained of $5,592	5,657
Fair value of identifiable assets and liabilities of Horamar	136,159
Goodwill	$66,546

Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

Description	Weighted Average Amortization Period (Years)	January 1, 2008 to March 31, 2008 Amortization
Customer relationships	20	$(405)
Tradenames and trademarks	10	$(275)
Favorable contracts	4	$(252)
Petrosan port operating rights	20	$(41)
Unfavorable contracts	2	400

The following is a summary of the acquired identifiable intangible assets as of March 31, 2008:

Description	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	$32,430	$(405)	$32,025
Tradenames and trademarks	$11,000	$(275)	$10,725
Favorable contracts	$4,030	$(252)	$3,778
Petrosan port operating rights	$3,260	$(41)	$3,219
Unfavorable contracts	(3,200)	400	(2,800)
Totals	$47,520	$(573)	$46,947

The following table presents the unaudited pro forma results as if the acquisition had occurred on January 1, 2007| (in thousands, except for amounts per share) As the acquisition was effective from January 1, 2008, no proforma results for the three month period ended March 31, 2008 have been presented:

Three months ended March 31,
2007
Gross revenues	$114,054
Net income	$16,532
Basic earnings per share	$0.22
Diluted earnings per share	$0.20

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The basic and diluted earnings per share calculations assume that the shares outstanding at March 31, 2007, were outstanding throughout the period. See Note 14 for more information on earnings per share calculations.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2008	December 31, 2007
Cash on hand and at banks	$21,804	$26,279
Short-term investments (Note 5)	120,728	92,135
Short-term deposits and highly liquid funds	148,376	309,153
Total cash and cash equivalents	$290,908	$427,567

NOTE 5: SHORT TERM INVESTMENTS

Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ``Cash and cash equivalents” in the accompanying consolidated balance sheet. During the three months ended March 31, 2008, such securities were used for general financing purposes.

At March 31, 2008 and December 31, 2007, the fair value of these debt securities was $120,728 and $92,135, respectively. The unrealized holding gain/(loss) on trading securities during the three month period ended March 31, 2008 and the year ended December 31, 2007, was ($24) and $39, respectively, and has been included in other income in the consolidated statement of income.

NOTE 6: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$433,302	$(34,173)	$399,129
Additions	26,162	(4,511)	21,651
Balance March 31, 2008	$459,464	$(38,684)	$420,780

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$27,098	$(2,149)	$24,949
Acquisition of subsidiary (Note 3)	12,557	—	12,557
Additions	—	(435)	(435)
Balance March 31, 2008	$39,655	$(2,584)	$37,071

Tanker vessels, barges and push boats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$—	$—	$—
Acquisition of subsidiary (Note 3)	136,942	—	136,942
Additions	62	(2,776)	(2,714)
Balance March 31, 2008	$137,004	$(2,776)	$134,228

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$2,652	$(1,139)	$1,513
Acquisition of subsidiary (Note 3)	2,168	—	2,168
Additions	795	(276)	519
Balance March 31, 2008	$5,615	$(1,415)	$4,200

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$463,052	$(37,461)	$425,591
Acquisition of subsidiary (Note 3)	151,667	—	151,667
Additions	27,019	(7,998)	19,021
Balance March 31, 2008	$641,738	$(45,459)	$596,279

As of March 31, 2008, Navios Holdings had executed all exercisable purchase options comprising four Ultra Handymax and six Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion and Navios Orbiter were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007 and February 7, 2008, respectively.

Navios Aurora I was delivered on April 24, 2008 and Navios Fantastiks was delivered on May 2, 2008. Navios Fantastiks has been sold to Navios Partners, on November 15, 2007.

In July 2007, Navios Holdings entered into contracts for two Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company in South Korea. Both vessels will have deadweight capacity of 180,000 tons and are scheduled for delivery in June 2009 and September 2009. Navios Holdings paid an amount of $48,960 (including interest earned of $960) as a deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions.”

In December 2007, Navios Holdings entered into contracts for the acquisition of five Capesize vessels. Four of them will be built by Shungdong Shipbuilding & Marine Engineering Company and Sungdong Heavy Industries Company in South Korea and will have deadweight capacity of approximately 172,000 tons. The remaining one will be built by Imabari Shipbuilding Company in Japan and will have a deadweight capacity of 180,000 tons. Their delivery is scheduled during the fourth quarter of 2009 and the first quarter of 2010. Navios Holdings paid an amount of $86,900 as interim payment for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”.

In December 2007, Navios Holdings entered into contracts for the acquisition of two Capesize vessels. Both of them will be built by Shungdong Shipbuilding & Marine Engineering Company and Sungdong Heavy Industries Company in South Korea and will have a deadweight capacity of 172,000 tons. Their delivery is scheduled during the fourth quarter of 2009 and the first quarter of 2010. Navios Holdings paid an amount of $46,820 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date and disclosed under non-cash investing and financing activities in the statement of cash flows for the year ended December 31, 2007) as a deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”.

On March 2008, Nauticler SA signed an agreement for the purchase of a push boat for a total amount of $3,200. The boat was delivered in April 2008. The amount of $3,200 paid for the acquisition of the boat is included in “Deposits for vessels acquisitions”.

As of March 31, 2008 the Company deposited $2,100 in restricted accounts in connection with the acquisition of Navios Aurora I.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

As of December 31, 2007, the Company deposited $2,055 and $3,415 in restricted accounts in connection with the acquisition of Navios Orbiter and Fantastiks, respectively.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2008 and December 31, 2007 consist of the following:

March 31, 2008	Acquisition Cost	Accumulated Amortization	Transfer to vessel cost	Fair value measurement due to acquisition of subsidiary	Net Book Value March 31, 2008
Trade name	$90,000	$(7,582)	$—	$11,000	$93,418
Port terminal operating rights	31,000	(2,054)	—	3,260	32,206
Customer relationships	—	(405)	—	32,430	32,025
Unfavorable lease terms	(127,513)	37,581	—	(3,200)	(93,132)
Favorable lease terms	269,277	(48,593)	(6,497)	4,030	218,217
Backlog assets	14,830	(13,640)	—	—	1,190
Total	$277,594	$(34,693)	$(6,497)	$47,520	$283,924

December 31, 2007	Acquisition Cost	Accumulated Amortization	Disposals (*)/ Transfer to vessel cost	Fair value measurement due to acquisition of subsidiary		Net Book Value December 31, 2007
Trade name	$90,000	$(6,607)	$—	$—		$83,393
Port terminal operating rights	31,000	(1,821)	—	—		29,179
Unfavorable lease terms	—	32,877	6,905	(135,999	)**	(96,217)
Favorable lease terms	76,671	(44,000)	(65,888)	262,610	***	229,393
Backlog assets	14,830	(12,332)	—	—		2,498
Backlog liabilities	(16,200)	16,200	—	—		—
Total	$196,301	$(15,683)	$(58,983)	$126,611		$248,246
______________
(*)	Disposals relate to sale of assets to Navios Partners.
(**)

Includes $15,890 of unfavorable purchase options held by third-parties which are not amortized. If option is exercised by the third-party, the liability will be included in the calculation of gain/loss on sale of the related vessel. As of December 31, 2007, no purchase options have been exercised.

(***)

Includes $57,187 of favorable purchase options which are not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2007, $8,585 had been transferred to the acquisition cost of vessels.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

NOTE 8: BORROWINGS

Borrowings consist of the following:

March 31, 2008
Loan Facility HSH Nordbank and Commerzbank A.G.	$269,000
Loan Facility Emporiki Bank	17,020
Loan DVB Bank	18,200
Loan Dexia Bank and Fortis Bank	8,125
Senior notes	300,000
Loan Marfin Egnatia Bank	70,000
Other long term loans	11,785
Total borrowing	694,130
Less unamortized discount	(1,804)
Less current portion	(15,797)
Total long term borrowings	$676,529

Senior notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290,000 were used to repay in full the remaining principal amounts under three tranches of approximately $241,100 and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than Navios Logistics and its subsidiaries. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities: In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 Term Loan Facility and a $120,000 reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The term loan facility is repayable in 24 quarterly payments of $2,750, 7 quarterly payments of $5,880 and a final payment of $172,880 on the last repayment

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

date. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of December 31, 2007 was $120,000. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred.

The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2007, the amount drawn was $17,020. The facility is repayable upon delivery of the capesize vessels in 10 semi-annual installments of $6,250 and 10 semi-annual installments of $4,500 with a final payment of $46,500 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.

The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.

On March 31, 2008 Nauticler S.A. entered into a $70,000 loan facility with Marfin Egnatia Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment in 2011 and bears interest at LIBOR plus 1.75%.

Loans Assumed: Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39,825. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40,000 credit facility with Fortis Bank and Dexia Bank. Of this loan, $14,000 was repayable in 8 quarterly payments of $1,750 with the balance of $26,000 being repayable in 39 quarterly installments of $525 each and a final installment of $5,525 on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As March 31, 2008, $8,125 was outstanding under this facility.

On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2008, $18,200 was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17,800 loan agreement for the purchase of a vessel. The Company was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8,900. The Company’s share was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

In connection with the acquisition of Horamar, the Company assumed a $ 9,500 loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The Loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed the 31st of December 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2008 HS Shipping Ltd Inc. is in compliance with all the covenants.

In connection with the acquisition of Horamar, the Company assumed a $ 2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The Loan will be repaid by 5 equal installments of $457 on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2008 Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).

NOTE 9: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The realized losses on interest rate swaps for the three month periods ended March 31, 2008 and 2007, were $148 and $230, respectively. As of March 31, 2008 and December 31, 2007, the outstanding net liability was $4,592 and $2,364, respectively. The unrealized losses as of March 31, 2008 and 2007, was $1,309 and $834, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.2 million. The Alpha Bank, Dexia and Fortis swap agreements have been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in ``Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ``Accumulated Other Comprehensive Income/(Loss)” as of March 31, 2008, is expected to be reclassified to earnings until December 31, 2008. For the three month period ended March 31, 2008 and the year ended December 31, 2007, $1,777 and $9,816 losses, respectively, included in ``Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.

At March 31, 2008 and December 31, 2007, one and four of the ``mark to market” positions of the open dry bulk FFA contract, respectively, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net gains from FFAs amounted to $4,887 and $2,854 for the three month periods ended March 31, 2008 and 2007, respectively.

During the three month periods ended March 31, 2008 and 2007, the changes in net unrealized gains (losses) on FFAs amounted to $1,309 and $(1,767), respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	March 31, 2008	December 31, 2007
Short term FFA derivative asset	$254,564	$265,627
Long term FFA derivative asset	102	90
Short term FFA derivative liability	(237,748)	(255,337)
Long term FFA derivative liability	(45)	(23)
Net fair value on FFA contracts	$16,873	$10,357
NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(27,897)	$(32,524)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	$(50,103)	$(49,120)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	March 31, 2008	December 31, 2007
Short term interest rate swap asset	$—	$55
Short term interest rate swap liability	(3,889)	(1,624)
Long term interest rate swap liability	(703)	(795)
Net fair value of interest rate swap contract	$(4,592)	$(2,364)

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	March 31, 2008	December 31, 2007
FFAs	$16,873	$10,357
NOS FFAs portion of fair value transferred to NOS derivative account(*)	(27,897)	(32,524)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(50,103)	(49,120)
Interest rate swaps	(4,592)	(2,364)
Total	$(65,719)	$(73,651)

Balance Sheet Values

	March 31, 2008	December 31, 2007
Total short term derivative asset	$176,564	$184,038
Total long term derivative asset	102	90
Total short term derivative liability	(241,637)	(256,961)
Total long term derivative liability	(748)	(818)
Total	$(65,719)	$(73,651)
______________
(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on our fair value measurements.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of March 31, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$254,666	$254,666	$—	$—
Total	$254,666	$—	$—	$—

	Fair Value Measurements as of March 31, 2008
Liabilitites	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$237,793	$237,793	$—	$—
Interest rate swap contracts	4,592	—	4,592	—
Total	$242,385	$237,793	$4,592	$—

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

The Company’s FFAs are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NOTE 10: COMMON STOCK

On December 28, 2006, Navios Holdings made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71,200 of gross cash proceeds were raised ($66,600 net of costs incurred) and 19,925,527 new shares of common stock were issued.

On January 10, 2007, Navios Holdings filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The net cash proceeds from the above share capital issuance were $124,851.

On October 18, 2007, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 147,264 restricted shares of common stock to its employees. In addition, 288,000 options were granted to executives only.

On December 10, 2007, Navios Holdings issued 1,397,624 shares of common stock in exchange for the right to purchase two new Capesize vessels (Note 6).

During the year ended December 31, 2007 the Company issued 9,628,887 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $48,144.

On January 2 and January 23, 2008 Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. On February 20, 2008, 200 restricted shares of common stock were forfeited upon termination of employment.

On January 23, 2008, the Compensation Committee of the Board of Directors approved the Company’s stock plan for its Belgian employees. Stock-based awards granted to these employees are based on service conditions only (vesting equally over the next two years) and include 25,310 restricted stock units. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.

On March 18, 2008, Navios Holdings issued 7,362 shares of common stock, following the exercise of warrants generating proceeds of $37.

On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. The Board will review the program periodically. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases will be subject to restrictions under our credit facility and indenture. As at March 31, 2008, 362,900 shares were repurchased under this program, for a total consideration of $3,374.

Following the issuances and cancellations of the shares, described above, Navios Holdings has, as of March 31, 2008, 106,433,125 shares of common stock outstanding and 7,795,343 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

NOTE 11: COMMITMENTS AND CONTINGENCIES:

The Company as of March 31, 2008 was contingently liable for letters of guarantee and letters of credit amounting to $1,990 (December 31, 2007: $1,738) issued by various banks in favor of various organizations of which $520 (December 31, 2007: $668) are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $1,945 at March 31, 2008 ($3,500 at December 31, 2007) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was January 23, 2008.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

NOTE 12:TRANSACTIONS WITH RELATED PARTIES

Office rent: On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $650) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007 Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $650) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended March 31, 2008 and 2007 were $331 and $149, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended March 31, 2008 and 2007, the Company received dividends of $976 and $678, respectively.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three months ended March 31, 2008 and 2007 amounted to $1,820 and $0 respectively.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three months ended March 31, 2008 and 2007 amounted to $270 and $0 respectively.

Balances due to related parties: Included in the trade accounts payable at March 31, 2008 and December 31, 2007 is an amount of $462 and $370, respectively, which is due to Acropolis Chartering and Shipping Inc.

Balance due from affiliate: Due from affiliate as at March 31, 2008 and December 31, 2007 amounts to $1,044 and $4,458, respectively, which represent the current amounts due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses and is expected to be settled during 2008.

Loan to shareholders: At March 31, 2008 a subsidiary of Navios Logistics has an outstanding loan to its shareholders amounting of $609, part of which was advanced in 2007. This loan is free of interest and will be fully repaid during 2008.

NOTE 13: SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistic Business. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment to Logistics Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistic Business consists of operating ports and transfer station terminals as well as upriver transport facilities.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations		Logistic Business		Total
	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
Revenue	$316,764	$99,650	$21,513	$1,488	$338,277	$101,138
Gain on forward freight agreements	4,887	2,854	—	—	4,887	2,854
Interest income	2,682	1,520	57	3	2,739	1,523
Interest income from investments in finance leases	800	560	—	—	800	560
Interest expense and finance cost	(11,836)	(13,471)	(396)	—	(12,232)	(13,471)
Depreciation and amortization	(9,483)	(5,808)	(4,121)	(465)	(13,604)	(6,273)
Equity in net income of affiliated companies and joint ventures	2,078	828	—	—	2,078	828
Net income after taxes	$12,466	$14,624	$1,778	$159	$14,244	$14,783
Total assets	1,703,735	1,308,055	441,839	72,974	2,145,574	1,381,029
Capital expenditures	21,446	18,508 (*)	3,269	—	24,715	18,508 (*)
Goodwill	56,239		81,117	14,571	137,356
Investments in affiliates	$792	$239	$—	$—	$792	$239

______________
(*)

Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel, $30.3 million transferred from vessel purchase options in connection with the acquisition of four option vessels, $0.5 million transferred from vessels’ backlog in connection with the purchase of one vessel and $8.3 million transferred from the 10% deposits paid when Navios exercised its options to purchase the chartered-in vessels.

NOTE 14: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Net income for the period ended March 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 10. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 7,801,653 and 26,716,518 weighted average number of warrants outstanding for each of the three month period ended March 31, 2008 and 2007, respectively were exercised at the warrant price of $5.00 generating proceeds of $39,008 and $133,583 respectively and proceed was used to buy back shares of common stock at the average market price during the respective period. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
Numerator:
Net income	$14,244	$14,783
Less:
Incremental fair value of securities offered to induce warrants exercise	—	(4,195)
Income available to common shareholders	$14,244	$10,588
Denominator:
Denominator for basic earning per share - weighted average shares	106,371,936	76,257,391
Dilutive potential common shares - weighted average
Restricted stock and restricted units	177,161	—
Warrants outstanding - weighted average	7,801,653	26,716,518
Proceeds on exercises of warrants	$39,008,265	$133,582,589
Number of shares to be repurchased	3,655,714	20,036,239
Dilutive effect of securities - warrants	4,323,100	635,286
Denominator for diluted earnings per share - adjusted weighted shares and assumed conversions	110,695,036	82,937,670
Basic earnings per share	$0.13	$0.14
Diluted earnings per share	$0.13	$0.13

The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.

NOTE 15: OTHER FINANCIAL INFORMATION

The Company’s 9½% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non guarantor subsidiary’“), Corporacion Navios Sociedad Anonima (for the periods prior to the formation of Navios Logistics) and those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiary and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars - except share and share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Income Statement for the three months ended March 31, 2008 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	316,764	21,513	—	328,377
Gain on forward freight agreements	—	4,887	—	—	4,887
Time charter, voyage and port terminal expenses	—	(280,445)	(13,254)	—	(293,699)
Direct vessel expenses	—	(5,633)	—	—	(5,633)
General and administrative expenses	(1,206)	(5,756)	(2,172)	—	(9,134)
Depreciation and amortization	(701)	(8,783)	(4,120)	—	(13,604)
Gain on partial sale of subsidiary	—	2,574	—		2,574
Interest income from finance leases	—	800	—	—	800
Interest income	1,213	1,469	57	—	2,739
Interest expenses and finance cost, net	(11,511)	(325)	(396)	—	(12,232)
Other income	(23)	23	19	—	19
Other expense	(30)	(2,567)	(250)	—	(2,847)
Income before equity in net earnings of affiliated companies	(12,258)	23,008	1,397	—	12,147
Income from subsidiaries	25,073	—	—	(25,073)	—
Equity in net earnings of affiliated companies	1,429	649	—	—	2,078
Income before taxes and minority interests	14,244	23,657	1,397	(25,073)	14,224
Income tax	—	221	286	—	507
Income before taxes	14,244	23,878	1,683	(25,073)	14,731
Minority interests	—	(583)	95	—	(488)
Net income	14,244	23,295	1,778	(25,073)	14,244

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Income	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	99,650	1,488	—	101,138
Gain on forward freight agreements	—	2,854	—	—	2,854
Time charter, voyage and port terminal expenses	—	(59,603)	(837)	—	(60,440)
Direct vessel expenses	—	(6,158)	—	—	(6,158)
General and administrative expenses	(301)	(3,992)	—	—	(4,293)
Depreciation and amortization	(693)	(5,115)	(465)	—	(6,273)
Interest income from finance leases	—	560	—	—	560
Interest income		570	3	—	1,523
Interest expenses and finance cost, net	(12,787)	(684)	—	—	(13,471)
Other income	2	166	—	—	168
Other expense	3	(447)	(30)	—	(474)
Income before equity in net earnings of affiliated companies	(12,826)	27,801	159	—	15,134
Income from subsidiaries	27,609	—	—	(27,609)	—
Equity in net earnings of affiliated companies	—	828	—	—	828
Income before taxes	14,783	28,629	159	(27,609)	15,962
Income taxes		(1,179)	—	—	(1,179)
Net Income	14,783	17,450	159	(27,609)	14,783

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Balance Sheet as at	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	208,492	66,249	16,167		290,908
Restricted cash	—	73,366	67,120		140,486
Accounts receivable, net	323	74,788	12,471		87,852
Intercompany receivables	123,180	—	—	(123,180)	—
Short term derivative assets	—	176,564	—		176,564
Short term backlog asset	—	1,015	175		1,190
Due from affiliate companies	—	1,044	—		1,044
Prepaid expenses and other current assets	1,638	36,235	6,756		44,629
Total current assets	333,633	429,261	102,689	(123,180)	742,403
Deposits for vessel acquisitions	—	208,988	3,200		212,188
Vessels, port terminal and other fixed assets, net	—	422,904	173,375		596,279
Long term derivative asset	—	102	—		102
Investments in subsidiaries	903,487	—	—	(903,847)	—
Investment in associates	95	697	—		792
Investment in leased asset	—	56,229	—		56,229
Deferred financing cost, net	12,600	—	547		13,147
Deferred dry dock and special survey costs, net	—	4,528	—		4,528
Other long term assets	—	5,000	1,684		6,684
Goodwill and other intangibles	108,551	244,820			513,222
Total non-current assets	1,024,733	943,268	159,851	(903,847)	1,403,171
Total Assets	1,358,366	1,372,529	441,346	(1,026,667)	2,145,574
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	521	47,077	10.657		58,255
Accrued expenses and other current liabilities	14,942	55,614	7,033		77,589
Intercompany Payables	—	116,978	6,202	(123,180)	—
Short term derivative liability	—	241,637			241,637
Deferred tax liability	—	6,087	(494)		5,593
Current portion of long term debt	11,000	2,415	2,382		15,797
Total current liabilities	26,463	469,808	25,780	(123,180)	398,871

Long term debt, net of current portion	556,196	40,930	79,403		676,529
Long term liabilities	—	643	818		1,461
Long term derivative liability	—	748	—		748
Unfavorable lease terms	—	90,332	2,800		93,132
Deferred tax	—	51,161	25,715		76,876
Total non-current liabilities	556,193	183,814	108,736	—	848,746
Total liabilities	582,659	653,622	134,516	(123,180)	1,247,617
Minority interest	—	—	32,194	90,056	122,250
Total stockholders’ equity	775,707	718,907	274,636	(993,543)	775,707
Total Liabilities and Stockholders’ Equity	1,358,366	1,372,529	441,346	(1,026,667)	2,145,574

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Balance Sheet as at December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	211,183	209,034	7,350	—	427,567
Restricted cash	—	83,697	—	—	83,697
Accounts receivable, net	109	104,565	294	—	104,968
Intercompany receivables	227,680	—	—	(227,680)	—
Short term derivative assets	—	184,038	—	—	184,038
Short term backlog asset	—	2,279	175	—	2,454
Due from affiliate companies	—	4,458	—	—	4,458
Prepaid expenses and other current assets	3,210	37,728	125	—	41,063
Total current assets	442,182	625,799	7,944	(227,680)	848,245
Deposit on exercise of vessels purchase option	—	208,254	—	—	208,254
Vessels, port terminal and other fixed assets, net	—	400,621	24,970	—	425,591
Long term derivative asset	—	90	—	—	90
Investments in subsidiaries	783,893	—	—	(783,893)	—
Investment in associates and joint ventures	—	1,079	—	—	1,079
Investment in leased asset	—	58,756	—	—	58,756
Deferred financing cost, net	13,017	—	—	—	13,017
Deferred dry dock and special survey costs, net	—	3,153	—	—	3,153
Long term backlog asset	—	—	44	—	44
Goodwill and other intangibles	109,251	259,774	43,750	—	412,775
Total non-current assets	906,161	931,727	68,764	(783,893)	1,122,759
Total Assets	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	292	106,373	—	—	106,665
Accrued expenses and other current liabilities	8,948	59,434	600	—	68,982
Deferred tax liability	—	3,663	—		3,663
Intercompany Payables	—	170,742	56,938	(227,680)	—
Short term derivative liability	—	256,961	—	—	256,961
Current portion of long term debt	11,000	3,220	—	—	14,220
Total current liabilities	20,240	600,393	57,538	(227,680)	450,491
Long term debt, net of current portion	558,899	40,930	—	—	599,829
Long term liabilities	—	604	34	—	638
Long term derivative liability	—	818	—	—	818
Unfavorable lease terms	—	96,217	—	—	96,217
Deferred tax	—	53,807	—	—	53,807
Total non-current liabilities	558,899	192,376	34	—	751,309
Total liabilities	579,139	792,769	57,572	(227,680)	1,201,800
Total stockholders’ equity	769,204	764,757	19,136	(783,893)	769,204
Total Liabilities and Stockholders’ Equity	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	12,978	(7,400)	4,041	—	9,619
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(115,661)	5,592	—	(110,069)
Deposits for vessel acquisitions	—	(2,784)	(3,200)	—	(5,984)
Restricted cash for assets acquisition			(67,120)		(67,120)
Receipts from finance lease	—	2,527		—	2,527
Acquisition of Vessels	—	(17,874)		—	(17,874)
Acquisition of fixed assets	—	(788)	(69)	—	(857)
Net cash provided by/(used in) investing activity	—	(134,580)	(64,797)	—	(199,378)
Cash flows from financing activities
Issuance of common stock	37	—	—	—	37
Acquisition of treasury shares	(3,374)	—	—	—	(3,374)
Proceeds from long term borrowing		—	69,574	—	69,574
Principal payment on long term debt	(2,750)	(805)	—	—	(3,555)
Dividends paid	(9,582)	—	—	—	(9,582)
	(15,669)	(805)	69,574	—	53,100
Net increase (decrease) in cash and cash equivalents	(2,691)	(142,786)	8,817	—	(136,659)
Cash and cash equivalents, at beginning of period	211,183	209,034	7,350	—	427,567
Cash and cash equivalents, at end of period	208,492	66,248	16,167	—	290,908

	Navios Maritime Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	38,304	17,997	782	(6,077)	51,006
Cash flows from investing activities
Acquisition of Vessels		(18,361)	—	—	(18,361)
Acquisition of subsidiary	(167,569)	22,133	—	—	(145,436)
Receipts from finance lease		1,505	—	—	1,505
Acquisition of fixed assets		(147)	—	—	(147)
Net cash provided by/(used in) investing activity	(167,569)	5,130	—	—	(162,439)
Cash flows from financing activities
Issuance of common stock	66,571	—	—	—	66,571
Proceeds from long term borrowing	22,075	—	—		22,075
Principal payment on long term debt	—	(280)	—		(280)
Dividends (paid)/received	(5,462)	(6,077)	—	6,077	(5,462)
	83,184	(6,357)	—	6,077	82,904
Net increase (decrease) in cash and cash equivalents	(46,081)	16,769	783	—	(28,529)
Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658
Cash and cash equivalents, at end of period	31,395	37,361	2,373	—	71,129

NAVIOS MARITIME HOLDINGS INC.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars - except share and share data)

NOTE 16: SUBSEQUENT EVENTS

a)	On April 2, 2008, Navios cancelled the 362,900 shares that were acquired under the repurchase program (Note 10).
b)	On April 18, 2008, Navios entered into an agreement for the sale of vessel Obeliks for an amount of approximately $36,100. The vessel is currently accounted for as a capital lease.
c)

On April 24, 2008, Navios Holdings took delivery of the vessel Navios Aurora I by exercising its purchase option. Previously the vessel was operating under Company’s chartered-in fleet. The vessel’s purchase price was approximately $21,300. The vessel has been agreed to be sold to Navios Partners on July 1, 2008, for a total consideration of $80,000.

d)

On April 30, 2008, Navios prepaid the amount of $10,000 of its outstanding secured loan facility with HSH Nordbank and Commerzbank, due to the removal of vessel Navios Aurora I from the security vessels.

e)

On May 12, 2008, Navios has drawn an additional amount of $17,020 under the available facility agreement with Emporiki Bank, for the payment of installments for the building of two new Capesize vessels, based on the respective shipbuilding contracts.

d)	On May 16, 2008, Navios Logistics took delivery of tanker vessel Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19,000.
e)

On May 23, 2008, the Company announced that Navios South America Logistics, Inc. (“Navios Logistics”) entered int o agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. The fleet cost an aggregate of approximately $72,000 and is anticipated to be in service sometime during the fourth quarter of 2008.

The acquisition of this fleet was followed by agreements with two major commodity producers that provide for the annual transport of over one million of tons per year with average revenue in excess of approximately $0.025 per ton. These agreements are for three and five years, respectively.

f)

On May 27, 2008, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2008 of $0.09 per common share payable on June 30, 2008 to stockholders on record as of June 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: June 4, 2008